

August 4, 2014

<u>Via U.S. mail</u>
Kyle Floyd
Chief Executive Officer
International Metals Streaming Corp.
12303 Airport Way, Suite 200
Broomfield, Colorado 80021

> **Re: International Metals Streaming Corp.**
> **Item 4.01 Form 8-K**
> **Filed June 13, 2014**
> **File No. 333-182629**

Dear Mr. Floyd:

We issued comments to you on the above captioned filing on June 17, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 18, 2014.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have any questions, please call me at (202) 551-3624.

> Sincerely,
>
> /s/ Heather Clark
>
> Heather Clark
> Staff Accountant